Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Western Copper and Gold Corporation (the "Corporation")
Suite 2050, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Telephone: (604) 684-9497
Fax: (604) 669-2926

ITEM 2.	DATE OF MATERIAL CHANGE

December 20, 2012

ITEM 3.	NEWS RELEASE

December 20, 2012 and distributed through the facilities of Canada Newswire and filed on SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Corporation has announced (and completed) the sale of a 2.75% net smelter returns royalty in the Casino Project.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

On December 20, 2012, the Corporation announced that it and its wholly owned subsidiary, Casino Mining Corporation, entered into a royalty sale agreement dated December 20, 2012 with 8248567 Canada Limited, an arm's length purchaser, (the "Purchaser") whereby the Purchaser agrees to cancel its 5% net profits interest royalty on certain claims comprising the Casino Project and pay US$32 million in exchange for a 2.75% net smelter returns royalty in the Casino Project (the "Transaction").

On December 21, 2012, the Corporation announced the completion of the Transaction. See the news releases attached as Schedules "A" and "B" hereto for a full description of the change.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Julien François, Chief Financial Officer
Telephone: (604) 684-9497

ITEM 9.	DATE OF REPORT

Dated at Vancouver, British Columbia, this 21st day of December, 2012.

NEWS RELEASE

December 20, 2012	Release 10- 2012

WESTERN COPPER AND GOLD TO SELL ROYALTY FOR US$32 MILLION

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) announces that the Company and its wholly owned subsidiary, Casino Mining Corporation, have entered into a royalty sale agreement (the “Agreement”) dated December 20, 2012 with 8248567 Canada Limited, an arm's length purchaser, (the “Purchaser”) whereby the Purchaser agrees to cancel its 5% net profits interest royalty in the Casino Project and pay US$32 million in exchange for a 2.75% net smelter returns royalty in the Casino Project (the “Transaction”).

In accordance with the terms of the Agreement, among other things:

a.	The Purchaser will obtain a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project;

b.	The Purchaser will agree to cancel the 5% net profits interest in the Casino Project that it already owns on certain claims held by Western; and

c.	Western will receive a cash payment of US$32 million upon completion of the Transaction for Casino Project development expenditures and general working capital.

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining royalty) for the following amount:

a.	US$39 million if the amount is paid on or prior to December 31, 2013; or

b.	US$59 million if the amount is paid after January 1, 2014 but on or before December 31, 2017.

This Transaction is subject to any required regulatory approvals and conditions usual for a Transaction of this nature and is expected to close on or about December 21, 2012.

“This Transaction is expected to provide us with sufficient capital to complete the permitting and detailed engineering of the Casino Project and have it ready for project financing and construction;” said Dale Corman, Chairman and CEO, “furthermore, it helps to affirm the tremendous value of the project.”

CIBC World Markets Inc. acted as financial advisor to Western Copper & Gold in connection with this transaction.

1

TSX: WRN
NYSE MKT: WRN

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the Transaction; completion of permitting and detailed engineering; and resource and reserve estimates. All forward-looking statements and information are based on Western's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that any necessary regulatory approvals and all conditions precedent to the proposed transaction will be obtained and/or satisfied in a timely manner and that regulatory approvals will be available on acceptable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western's most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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TSX: WRN
NYSE MKT: WRN

NEWS RELEASE

December 21, 2012	Release 11-2012

WESTERN COPPER AND GOLD COMPLETES SALE OF ROYALTY

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) and its wholly owned subsidiary, Casino Mining Corporation, are pleased to announce that, further to its news release dated December 20, 2012, it has met all of the escrow conditions related to the royalty sale agreement with 8248567 Canada Limited,(the “Purchaser”) whereby the Purchaser agrees to cancel its 5% net profits interest royalty in the Casino Project and pay US$32 million in exchange for a 2.75% net smelter returns royalty in the Casino Project.

The sale is now closed and the net proceeds from the sale have been received by the Company.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

1

TSX: WRN
NYSE MKT: WRN

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the Transaction; completion of permitting and detailed engineering; and resource and reserve estimates. All forward-looking statements and information are based on Western's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that any necessary regulatory approvals and all conditions precedent to the proposed transaction will be obtained and/or satisfied in a timely manner and that regulatory approvals will be available on acceptable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western's most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2

TSX: WRN
NYSE MKT: WRN